Exhibit 77C. Matters submitted to a vote of security holders


A Special Meeting of Shareholders of Highland Floating Rate
Fund (the "Fund") was held on October 18, 2006. The following proposal was submitted for a vote of the shareholders:

1. The approval of a new investment advisory agreement and increase in the advisory fee between the Fund and Highland
Capital Management, L.P.

A quorum of the shares outstanding was not present, and the vote did not pass. The results were as follows:

NAME
New Investment Advisory Agreement
SHARES VOTED FOR
57,771,178
PERCENTAGE OF SHARES VOTED
65.40%
SHARES VOTED AGAINST
21,683,569
PERCENTAGE OF SHARES VOTED
24.55%
SHARES WITH AUTHORITY WITHHELD
8,874,322
PERCENTAGE OF SHARES VOTED
10.05%